Exhibit 99.1

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on August 27, 2026 at 10:00 a.m. Beijing Time (August 26, 2026 at 10:00 p.m. Eastern Time)

(or any adjournment(s) or postponement(s) thereof)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

August 14, 2026

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting (the “EGM”) of shareholders of Elong Power Holding Limited, a Cayman Islands exempted company (the “Company”), will be held on August 27, 2026 at 10:00 a.m. Beijing Time (August 26, 2026 at 10:00 p.m. Eastern Time), at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025, People’s Republic of China for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.

Proposal One: By an ordinary resolution to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of forty-five (45)-for-one (1), such that every forty-five (45) class A ordinary shares of a par value of US$0.0128 each be consolidated into one (1) class A ordinary share of a par value of US$0.576 of the Company and every forty-five (45) class B ordinary shares of a par value of US$0.0128 each be consolidated into one (1) class B ordinary share of a par value of US$0.576 of the Company taking effect on August 10, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 class A ordinary shares of a par value of US$0.0128 each and 3,750,000,000 class B ordinary shares of a par value of US$0.0128 each to US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each and 83,333,333 class B ordinary shares of a par value of US$0.576 each, which was previously adopted by a unanimous written resolution of the board of directors (“Board”) passed on July 31, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on January 6, 2026 (the “Ratification of the Share Consolidation”).

The Board urges shareholders to vote “FOR” Proposal One.

2.

Proposal Two: By a special resolution, subject to approval by the shareholders of Proposal One, to ratify the adoption of the Sixth Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidation taking effect on August 10, 2026, in the form attached to the proxy statement as Exhibit A, which was previously adopted by a unanimous written resolution of the Board passed on July 31, 2026 as authorized by a special resolution passed at the previous extraordinary general meeting held on January 6, 2026 (the “Adoption of the Sixth Amended and Restated M&A”).

The Board urges shareholders to vote “FOR” Proposal Two.

3.

Proposal Three. By a special resolution, to approve the amendment of Article 146(a) of the existing sixth amended and restated memorandum and articles of association (the “Current M&A”) of the Company with immediate effect to reflect the following amendment:

(a)

Article 146(a) of the Current M&A be amended by deleting the words “post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted” in the Article and replacing them with “post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted”.

so that, with effect from the date of the EGM, notice of any general meeting or other notice or document served by post shall be deemed served three (3) calendar days after posting rather than five (5) calendar days after posting (the “M&A Notice Amendment”).

The Board urges shareholders to vote “FOR” Proposal Three.

4.

Proposal Four. By an ordinary resolution, subject to approval by the shareholders of Proposals One and Two, to approve a change of the Company’s authorized share capital from US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each (each, a “Class A Ordinary Share”) and 83,333,333 class B ordinary shares of a par value of US$0.576 each (each, a “Class B Ordinary Share”), to US$288,000,000,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.576 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.576 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.576 each (the “Share Capital Change ”).

The Board urges shareholders to vote “FOR” Proposal Four.

5.	Proposal Five. By a special resolution, subject to the Share Capital Change being effected and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, that (collectively, the “Share Capital Reduction and Reorganization”):

Share Capital Reduction

a.	the par value of each issued and outstanding class A ordinary share of US$0.576 par value each and class B ordinary share of US$0.576 par value each in the share capital of the Company be reduced to US$0.0000001 by cancelling US$0.5759999 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of US$0.576 par value each and Class B Ordinary Shares of US$0.576 par value each (the “Share Capital Reduction”);
b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0000001;
c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorized but unissued class A ordinary share of US$0.576 par value each be subdivided into 5,760,000 Class A Ordinary Shares of US$0.0000001 par value each; and
ii.	each authorized but unissued class B ordinary share of US$0.576 par value each be subdivided into 5,760,000 Class B Ordinary Shares of US$0.0000001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e.

immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of US$0.0000001 par value each and unissued Class B Ordinary Shares of US$0.0000001 par value each that will result in the Company having authorized share capital of US$50,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.0000001 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$50,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.0000001 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

The Board urges shareholders to vote “FOR” Proposal Five.

6.	Proposal Six. By a special resolution, subject to and with effect immediately following the Share Capital Change, the M&A Notice Amendment, and the Share Capital Reduction and Reorganization being effected, to adopt the Seventh Amended and Restated Memorandum and Articles of Association, in the form attached to the proxy statement as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Change, the M&A Notice Amendment, and the Share Capital Reduction and Reorganization (the “Adoption of the Seventh Amended and Restated M&A ”).

The Board urges shareholders to vote “FOR” Proposal Six.

7.

Proposal Seven. By an ordinary resolution, to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

a.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000001 each, and (ii) every 10 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000001 (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 50,000,000,000 shares comprising (i) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, and (ii) 10,000,000,000 Class B Ordinary Shares of a par value of US$0.000001 each;

b.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000002 each, and (ii) every 20 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000002 (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 25,000,000,000 shares comprising (i) 20,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each;

c.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000005 each, and (ii) every 50 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000005 (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 10,000,000,000 shares comprising (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.000005 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a par value of US$0.000005 each;

d.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000008 each, and (ii) every 80 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000008 (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 6,250,000,000 shares comprising (i) 5,000,000,000 Class A Ordinary Shares of a par value of US$0.000008 each, and (ii) 1,250,000,000 Class B Ordinary Shares of a par value of US$0.000008 each.

The Board urges shareholders to vote “FOR” Proposal Seven.

8.

Proposal Eight. By a special resolution, subject to approval by the shareholders of Proposal Seven, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&A upon the Further Share Consolidation”).

The Board urges shareholders to vote “FOR” Proposal Eight.

9.

Proposal Nine. By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Sixth Amended and Restated M&A, the Share Capital Change, the M&A Notice Amendment, the Share Capital Reduction and Reorganization, the Adoption of the Seventh Amended and Restated M&A, the Further Share Consolidation, and the Adoption of New M&A upon the Further Share Consolidation and other proposals under the foregoing resolutions and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

The Board urges shareholders to vote “FOR” Proposal Nine.

10.	Proposal Ten. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Nine (the “Adjournment”). The Board urges shareholders to vote “FOR” Proposal Ten.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov.

Your vote is important. Whether or not you plan to attend the EGM, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer and Chairwoman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON AUGUST 27, 2026 AT 10:00 A.M. BEIJING TIME (AUGUST 26, 2026 AT 10:00 P.M. EASTERN TIME).

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

Proxy Statement

The board of directors (the “Board”) of Elong Power Holding Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the EGM of the Company. The EGM will be held on August 27, 2026 at 10:00 a.m. Beijing Time (August 26, 2026 at 10:00 p.m. Eastern Time), at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025.

QUESTIONS AND ANSWERS ABOUT THE EGM

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the EGM. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the EGM?

At the EGM, our shareholders will act upon Proposal One to Proposal Ten as described in this proxy statement, including 1) the Ratification of the Share Consolidation, 2) the Adoption of the Sixth Amended and Restated M&A, 3) the Share Capital Change, 4) the M&A Notice Amendment, 5) the Share Capital Reduction and Reorganization, 6) the Adoption of the Seventh Amended and Restated M&A, 7) the Further Share Consolidation, 8) the Adoption of New M&A upon the Further Share Consolidation, 9) the General Authorization and 10) the Adjournment.

What are the Board’s recommendations?

For our shareholders for the EGM, our Board recommends that you vote:

●	“FOR” the Ratification of the Share Consolidation;

●	“FOR” the Adoption of the Sixth Amended and Restated M&A;

●	“FOR” the M&A Notice Amendment;

●	“FOR” the Share Capital Change;

●	“FOR” the Share Capital Reduction and Reorganization;

●	“FOR” the Adoption of the Seventh Amended and Restated M&A;

●	“FOR” the Further Share Consolidation;

●	“FOR” the Adoption of New M&A upon the Further Share Consolidation;

●	“FOR” the General Authorization; and

●	“FOR” the Adjournment.

Who is entitled to attend and vote at the EGM?

Only shareholders of Class A Ordinary Shares and Class B Ordinary Shares of record at the close of business on July 23, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the EGM.

As of the Record Date, there were 23,028,289 Class A Ordinary Shares and 114,515 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at the EGM will be available at the EGM.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the EGM or by proxy. There are three ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card;

●	By Email — Please email your signed proxy card to Proxy@Transhare.com; or

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the EGM, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the EGM in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

At the EGM:

●	“FOR” the Ratification of the Share Consolidation

●	“FOR” the Adoption of the Sixth Amended and Restated M&A;

●	“FOR” the M&A Notice Amendment;

●	“FOR” the Share Capital Change;

●	“FOR” the Share Capital Reduction and Reorganization;

●	“FOR” the Adoption of the Seventh Amended and Restated M&A;

●	“FOR” the Further Share Consolidation;

●	“FOR” the Adoption of New M&A upon the Further Share Consolidation;

●	“FOR” the General Authorization; and

●	“FOR” the Adjournment.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the EGM is duly constituted if, at the commencement of the EGM, there are present in person, through their authorised representative or by proxy holding in aggregate at least one-third of all votes attaching to all Class A Ordinary Shares and Class B Ordinary Shares in issue and entitled to vote at such EGM.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the EGM?

In accordance with the Company’s currently effective memorandum and articles of association, all resolutions put to the vote of the EGM shall be decided by way of a poll.

What is required to approve each item?

At the EGM, the votes required for each Proposal are as follows:

●	For Proposal One of the Ratification of the Share Consolidation, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Two of the Adoption of the Sixth Amended and Restated M&A, the affirmative vote of a majority not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Three of the M&A Notice Amendment, the affirmative vote of a majority not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Four of the Share Capital Change, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Five of the Share Capital Reduction and Reorganization, the affirmative vote of a majority not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Six of the Adoption of the Seventh Amended and Restated M&A, the affirmative vote of a majority not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Seven of the Further Share Consolidation, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Eight of the Adoption of New M&A upon the Further Share Consolidation, the affirmative vote of a majority not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Nine of the General Authorization, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Ten of the Adjournment, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

For the purpose of determining whether the shareholders have approved Proposal One through Proposal Nine for the EGM, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Ten for the EGM, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Eight, which are considered routine matters.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

At the EGM, the Class A Ordinary Shares and/or Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals at the EGM and holders of Class B Ordinary Shares as of the Record Date are entitled to two hundred (200) votes for each Class B Ordinary Share held for each of the proposals at the EGM.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card bearing a later date,

●	voting over the Internet, or

●	voting in person at the EGM.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the EGM?

Preliminary results will be announced at the EGM. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Elong Power Holding Limited

Gushan Standard Factory Building Project

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

The proposals for the EGM are as follows:

PROPOSAL ONE

THE RATIFICATION OF THE SHARE CONSOLIDATION

Background

We are proposing to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of forty-five (45)-for-one (1), such that every forty-five (45) class A ordinary shares of a par value of US$0.0128 each be consolidated into one (1) class A ordinary share of a par value of US$0.576 of the Company and every forty-five (45) class B ordinary shares of a par value of US$0.0128 each be consolidated into one (1) class B ordinary share of a par value of US$0.576 of the Company taking effect on August 10, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 class A ordinary shares of a par value of US$0.0128 each and 3,750,000,000 class B ordinary shares of a par value of US$0.0128 each to US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each and 83,333,333 class B ordinary shares of a par value of US$0.576 each, which was previously adopted by a unanimous written resolution of the board of directors (“Board”) passed on July 31, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on January 6, 2026 (the “Ratification of the Share Consolidation”).

The shareholders of the Company, at an extraordinary general meeting held on January 6, 2026 Beijing Time (January 5, 2026, Eastern Time) at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025 (the “Previous EGM”), duly approved that:

1.	the Company be approved and authorized to implement new round of share consolidations of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares , par value US$0.00016 each, at any one time or multiple times during a period of up to two years of the date of the Previous EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations shall not be more than 4000:1; (B) the authorization of the Board, at its absolute and sole discretion, to implement one or more share consolidations, and determine the exact consolidation ratio and effective date of each of such share consolidations during a period of two (2) years of the date of the Previous EGM; (C) the authorization of the Board to settle as the Board considers expedient any difficulty which arises in relation to the share consolidations so that no fractional shares be issued in connection with the share consolidations and all fractional shares resulting from the share consolidations will be rounded up to the whole number of shares; and (D) if and when deemed advisable by the Board in its sole discretion, the authorization of any director or officer of the Company, of and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the share consolidations;
2.	entirely conditional upon the implementation of a share consolidation with the exact consolidation ratio and the effective date of such share consolidation as determined by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such share consolidation, to solely reflect such share consolidation, so long as it is implemented within two (2) years after the conclusion of the Previous EGM (the “Previous Adoption of New M&A upon Each Share Consolidation”); and
3.	(a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidations, Previous Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly

On July 31, 2026, the Board approved by way of unanimous written resolutions, among others, the followings:

●	the share consolidation at the ratio of forty-five (45)-for-one (1) (the “August 2026 Share Consolidation”) such that (i) ever forty-five (45) issued and unissued class A ordinary shares, par value US$0.0128 each, in authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.576 each, and (ii) ever forty-five (45) issued and unissued Class B ordinary shares, par value US$0.0128 each, in authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.576 each to be effective on August 10, 2026, and the rounding up of any fractional shares resulting from the August 2026 Share Consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, to US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each and 83,333,333 class B ordinary shares of a par value of US$0.576 each;
●	the Sixth Amended and Restated Memorandum and Articles of Association reflecting the August 2026 Share Consolidation to take effect upon the effectiveness of the August 2026 Share Consolidation in substitution for, and to the exclusion of the Fifth Amended and Restated Memorandum and Articles of Association.

As advised by our Cayman counsel, Appleby, according to their experience and knowledge, the Registrar of Companies of the Cayman Islands (the “ROC”) may reject the filings of the August 2026 Share Consolidation and the Sixth Amended and Restated Memorandum and Articles of Association.

In light of the uncertainty regarding the validity of the August 2026 Share Consolidation and in order to try and complete the filings of the August 2026 Share Consolidation and the Sixth Amended and Restated Memorandum and Articles of Association with the ROC, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit the Proposal One and Proposal Two to the Company’s shareholders for ratification and approval of the August 2026 Share Consolidation and the Sixth Amended and Restated Memorandum and Articles of Association.

Accordingly, we are proposing to ratify the share consolidation at a ratio of forty-five (45)-for-one (1) such that (i) every forty-five (45) issued and unissued Class A ordinary shares, par value US$0.0128 each, in authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.576 each, and (ii) every forty-five (45) issued and unissued Class B ordinary shares, par value US$0.0128 each, in authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.576 each taking effect on August 10, 2026 and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, to US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 class A ordinary shares of a par value of US$0.576 each and 83,333,333 class B ordinary shares of a par value of US$0.576 each, which was previously adopted by a unanimous written resolution of the Board passed on July 31, 2026, as authorized by an ordinary resolution passed at the Previous EGM.

Assuming that Proposal One is passed at the EGM, it is not guaranteed that the ROC would accept the filings of the August 2026 Share Consolidation or the Sixth Amended and Restated Memorandum and Articles of Association.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

THE ADOPTION OF THE SIXTH AMENDED AND RESTATED M&A

Background

We are proposing to ratify of the adoption of the Sixth Amended and Restated Memorandum and Articles of Association to reflect the Share Consolidation taking effect on August 10, 2026, in the form attached to the proxy statement as Exhibit A, which was previously adopted by a unanimous written resolution of the Board passed on July 31, 2026 as authorized by a special resolution passed at the previous extraordinary general meeting held on January 6, 2026 (the “Adoption of the Sixth Amended and Restated M&A”).

Vote Required

This Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the EGM. This Proposal is conditional upon Proposal One above being passed at the EGM. If this Proposal is approved but Proposal One is not approved, this Proposal shall have no effect.

Recommendation of the Board of Directors

This Proposal requires the affirmative (“FOR”) vote of not less than two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

M&A NOTICE AMENDMENT

Background

We are proposing to approve an amendment of Article 146(a) of the Company’s sixth amended and restated memorandum and articles of association of the Company to shorten the deemed-service period for any notice or document served by post from five (5) calendar days after posting to three (3) calendar days after posting, and the amended and restated Article 146(a) be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing Article 146(a) of the sixth amended and restated memorandum and articles of association of the Company with immediate effect to reflect the following amendments:

Article	Current Text	Proposed Amended Text
Article 146(a) (Notices)	“...post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted...”	“...by post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted...”

Reasons for the Proposal.

Reducing the minimum notice period to five (5) clear days and the post deemed-service period to three (3) calendar days would, in the view of the Board, provides the Company with greater flexibility to convene general meetings on a timely basis, including in connection with future actions that may be taken by the Board pursuant to the Further Share Consolidation, while preserving meaningful advance notice to shareholders.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of not less than two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

THE SHARE CAPITAL CHANGE

Background

Subject to approval by the shareholders of Proposals One and Two, we are proposing to approve a change of the Company’s authorized share capital from US$240,000,000 divided into 416,666,666 ordinary shares of a par value of US$0.576 each, comprising 333,333,333 Class A Ordinary Shares of a par value of US$0.576 each and 83,333,333 Class B Ordinary Shares of a par value of US$0.576 each, to US$288,000,000,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.576 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.576 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.576 each (the “Share Capital Change”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

THE SHARE CAPITAL REDUCTION AND REORGANIZATION

Background

We are proposing to consider and, subject to the Share Capital Change being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, approve a proposal for a reduction and reorganization of the share capital of the Company from US$288,000,000,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.576 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.576 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.576 each, to US$50,000 divided into 500,000,000,000 ordinary shares of a par value of US$0.0000001 each, comprising 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each and 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each. The full text of the resolution is provided in the accompanying notice to the EGM.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by the directors of the company no more than 30 days before the date on which the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.”

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

Vote Required

This Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the EGM. This Proposal is conditional upon Proposal Four above being passed at the EGM. If this Proposal is approved but Proposal Four is not approved, this Proposal shall have no effect.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX

THE ADOPTION OF THE SEVENTH AMENDED AND RESTATED M&A

Background

We are proposing to approve, subject to approval by the shareholders of Proposals Three, Four and Five, and entirely conditional upon the effectiveness of the Share Capital Change, the M&A Notice Amendment, and the Share Capital Reduction and Reorganization, the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the seventh amended and restated memorandum and articles of association, annexed hereto as Exhibit B, to reflect the Share Capital Change, the M&A Notice Amendment, and the Share Capital Reduction and Reorganization, with immediate effect (the “Adoption of the Seventh Amended and Restated M&A ”).

Vote Required

This Proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the EGM. This Proposal is conditional upon Proposals Three, Four and Five being passed at the EGM. If this Proposal is approved but Proposal Three, Proposal Four or Proposal Five is not approved, this Proposal shall have no effect.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

THE FURTHER SHARE CONSOLIDATION

Background

We are proposing to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

a.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000001 each, and (ii) every 10 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000001 (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 50,000,000,000 shares comprising (i) 40,000,000,000 Class A Ordinary Shares of a par value of US$0.000001 each, and (ii) 10,000,000,000 Class B Ordinary Shares of a par value of US$0.000001 each;

b.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000002 each, and (ii) every 20 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000002 (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 25,000,000,000 shares comprising (i) 20,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each;

c.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000005 each, and (ii) every 50 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000005 (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 10,000,000,000 shares comprising (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.000005 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a par value of US$0.000005 each;

d.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A Ordinary Shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A Ordinary shares of a par value of US$0.0000001 each be consolidated into one Class A Ordinary Share of a par value of US$0.000008 each, and (ii) every 80 Class B Ordinary Shares of a par value of US$0.0000001 each be consolidated into one Class B Ordinary Share of a par value of US$0.000008 (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$50,000 divided into 500,000,000,000 shares comprising (i) 400,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each, and (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each.

TO: US$50,000 divided into 6,250,000,000 shares comprising (i) 5,000,000,000 Class A Ordinary Shares of a par value of US$0.000008 each, and (ii) 1,250,000,000 Class B Ordinary Shares of a par value of US$0.000008 each

Purpose of the Further Share Consolidation

The Company’s Class A Ordinary Shares are listed on the Nasdaq Capital Market of Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol of “ELPW.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A Ordinary Share has a closing bid price of $0.10 or less for ten consecutive business days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the security shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in this Rule 5810(c)(3)(A). Further pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s Class A Ordinary Share fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to approve the Further Share Consolidation to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed.

In evaluating whether or not to conduct the Further Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Further Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Further Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if the Further Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that the Further Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Further Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Further Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Further Share Consolidation. Accordingly, the Further Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon the Further Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Further Share Consolidation.

Effects of the Further Share Consolidation

Authorized Shares and Unissued Shares

At the time of the Further Share Consolidation, our authorized Class A Ordinary Shares and Class B Ordinary Shares, will be consolidated at a ratio of either 10:1, 20:1, 50:1 or 80:1, dependent on the market price and closing price of the Company’s Class A Ordinary Shares.

Issued and Outstanding Shares

The Further Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at a ratio of either 10:1, 20:1, 50:1 or 80:1, dependent on the market price and closing price of the Company’s Class A Ordinary Shares.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the effectiveness of the Further Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Other than the proportionate adjustments provided in Proposal Seven, which will be based on the applicable ratio of the Further Share Consolidation, no further adjustments will be made on the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares and Class B Ordinary Shares, other than the exercise price. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Further Share Consolidation as was the case immediately preceding the Further Share Consolidation.

As of the date of this proxy notice, the Company has (i) warrants to purchase up to 3,846,250 Class A Ordinary Shares, issued on May 18, 2026, (ii) warrants to purchase up to 16,500,000 Class A Ordinary Shares, issued on July 13, 2026, and (iii) warrants to purchase up to 11,466,666 Class A Ordinary Shares, issued on August 4, 2026.

The exercise price will be further adjusted and reduced to the lowest volume-weighted average price (“VWAP”, and such lowest VWAP, the “Event Market Price”) during the period beginning five consecutive trading days immediately preceding, and ending five consecutive trading days immediately following, any future offerings (the “Share Combination Adjustment Period”), provided that, for purposes of calculating the Event Market Price, the VWAP for trading days prior to the closing of a future offering will be the VWAP as reported after giving proportional effect to the Further Share Consolidation. The adjustment of the Exercise Price shall take effect beginning at the close of trading on the Nasdaq Capital Market on the first day of the Share Combination Adjustment Period and continuing each trading day thereafter until the close of trading on the Nasdaq Capital Market on the last day of the Share Combination Adjustment Period, effective at the close of trading on the Nasdaq Capital Market on each trading day during the Share Combination Adjustment Period. The number of Class A Ordinary Shares issuable under the warrants will be increased such that the aggregate exercise price, after giving effect to the decrease in the exercise price, shall be equal to the aggregate exercise price in effect on the issuance date for the warrant shares then outstanding.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing Further Share Consolidation

As soon as practicable after the effective date of the Further Share Consolidation, the Company’s shareholders will be notified that the Further Share Consolidation have been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares and Class B Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Further Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Further Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT

THE ADOPTION OF NEW M&A UPON EACH FURTHER SHARE CONSOLIDATION

General

We are proposing to approve, subject to approval by the shareholders of Proposal Seven, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation.

Potential Effects

This Proposal Eight is conditioned on the approval of Proposal Seven. If Proposal Seven does not receive the requisite vote for approval, then the newly amended and restated memorandum and articles of association will not become effective, even if this Proposal receives the requisite votes for approval.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of not less than two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL NINE

GENERAL AUTHORIZATION

Background

Proposal Nine, if approved with respect to the matters duly approved under the resolutions at the EGM, will allow (a) any one or more of directors of the Company to be authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Adoption of the Sixth Amended and Restated M&A, the Share Capital Change, the M&A Notice Amendment, the Share Capital Reduction and Reorganization, the Adoption of the Seventh Amended and Restated M&A, the Further Share Consolidation, the Adoption of the New M&A Upon the Further Share Consolidation, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TEN

ADJOURNMENT OF THE EGM TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSALS ONE THROUGH NINE

Proposal Ten, if adopted, will allow the chairman of the EGM to adjourn the EGM to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Ten is not approved by our shareholders, the chairman of the EGM may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One through Nine.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the EGM other than 1) the Ratification of the Share Consolidation, 2) the Adoption of the Sixth Amended and Restated M&A, 3) the M&A Notice Amendment, 4) the Share Capital Change, 5) the Share Capital Reduction and Reorganization, 6) the Adoption of the Seventh Amended and Restated M&A, 7) the Further Share Consolidation, 8) the Adoption of New M&A Upon the Further Share Consolidation, 9) the General Authorization and 10) the Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: August 14, 2026	By	Order of the Board of Directors

/s/ Xiaodan Liu
Xiaodan Liu Chief Executive Officer, Chairwoman of the Board of Directors